[HIVE LETTERHEAD]

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Irving

 Jason Niethamer

Re: HIVE Digital Technologies Ltd.

Form 40-F for Fiscal Year Ended March 31, 2024

File No. 001-40398

Ladies and Gentlemen:

HIVE Digital Technologies Ltd. (the "Company") confirms receipt of your letter dated March 6, 2025 (the "Comment Letter") concerning the above-referenced annual report on Form 40-F. The Company respectfully requests an extension and expects to respond to the comments in the Comment Letter on or before Friday, March 28, 2025

If you have any questions or need anything further, please contact me at darcy@hivedigitaltech.com, or the Company's U.S. counsel, Jonathan Gardner of Kavinoky Cook LLP, at 716-332-5290 or jgardner@kavinokycook.com.

Very truly yours,

/s/ Darcy Daubaras
 Darcy Daubaras

 Chief Financial Officer

Cc: Jonathan Gardner, Kavinoky Cook LLP

 Danielle Fahey, Kavinoky Cook LLP